SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 10 March 2004


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                Bank of Ireland Jumbo EUR2 Billion Mortgage Bond

          - Asset Covered Securities First Mortgage Issue of its Kind -


Bank of Ireland today (10 March 2004) announced its intention to commence an Asset Covered Securities ("ACS") fundraising programme during the second half of 2004, subject to regulatory approvals. The Bank plans to raise up to EUR10 Billion for the Group through the programme, over a four/five year period. The first tranche of the programme will amount to EUR2 Billion and will be secured on Irish mortgages. This will be the first mortgage bond issued under the Asset Covered Securities Act 2001.

Mike Soden, Group Chief Executive of Bank of Ireland said:

"The ACS programme enables us to use our significant mortgage asset ownership to raise medium term debt finance in a particularly cost effective manner. It also facilitates investor diversification, complementing our public issue programme".

Bank of Ireland plans to use both Irish and UK mortgages to back this unique funding initiative. Initially, the concentration will be on Irish mortgage assets however, it is envisaged that the programme will ultimately contain bonds backed by Irish and UK mortgages. The Irish element of the programme is subject to approval from IFSRA in Ireland and the UK element will be subject to approval from IFSRA and the FSA in the UK. Subject to satisfying the necessary criteria, it is envisaged that the ACS bonds will be recognised as AAA rated by credit rating agencies, enabling Bank of Ireland to raise funds in the markets at attractive rates.

Mike Soden continued: " I am very pleased that Bank of Ireland, through our Global Markets and Mortgage divisions, is the first financial services company to embark on a mortgage ACS programme since the houses of the Oireachtas passed the legislation. It represents an excellent example of how innovative legislation,combined with the Bank's strong technical capabilities, can deliver a fundraising opportunity which is truly mould breaking. This programme will attract a lot of international interest and will play an important role in our fundraising strategy in the years to come. The programme will attract new debt investors to Bank of Ireland and will also potentially broaden our equity investor base . Bank of Ireland has retained Barclays Capital as its structuring advisor and McCann Fitzgerald and Linklater as its legal advisors for the programme.


                                      Ends

Contacts

Dan Loughrey
Head of Group Corporate Communications
Ph. 01 604 3833 or 086 241 2470

Anne Mathews
Media Relations Manager
Ph. 01 604 3836 or 087 246 0358

Fiona Ross
Head of Group Investor Relations
Ph. 01 604 3501 or 086 758 2059


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 10 March 2004